Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE

                                             Contacts:
                                             Julian Thomson/Fiona Harris
                                             Stolt Offshore S.A.
                                             US  +1 877 603 0267 (toll free)
                                             UK +44 1224 718436
                                             julian.thomson@stoltoffshore.com

                                             Patrick Handley (UK)/Tim Payne (US)
                                             Brunswick Group
                                             UK +44 207 404 5959
                                             US +1 212 333 3810
                                             phandley@brunswickgroup.com
                                             tpayne@brunswickgroup.com

                Stolt Offshore S.A. Earnings Guidance and Update

London, England - November 28, 2003 - Stolt Offshore S.A. (Nasdaq NM: SOSA: Oslo Stock Exchange: STO) today provides guidance on financial performance for the twelve months ending November 30, 2003, together with an update on current trading.

Earnings Guidance
Stolt Offshore's net loss for 2003 is expected to be between $400 million and $450 million. This figure reflects project losses, asset write-downs, non-recurring restructuring charges and provisions resulting from a more conservative view being adopted in respect of revenue recognition. This latter point, taken together with current negotiations with clients on 2003 receivables, accounts for the range in estimated losses.

Losses on Legacy Contracts: Losses on the Burullus, OGGS and Bonga projects are now estimated to be in the region of $170 million in 2003. Work programmes on Burullus and OGGS are now complete, with Bonga 70% finished and due to complete in Q2 2004. For the remainder of the Bonga project, Stolt Offshore has agreed to an incentive scheme with the client, SNEPCO, which provides the potential for future revenue gains.

Stolt Offshore has initiated arbitration proceedings against the Algonquin Gas Transmission Company, a Duke Energy subsidiary, in pursuit of a resolution for the Hubline project. The parties are organising a parallel mediation process in an attempt to reach a settlement.

Asset Write-downs: Following the conclusion of a thorough review of certain businesses and the asset base, Stolt Offshore will recognise a non-cash write-down of approximately $180 million in Q4. This figure includes an impairment of the anticipated value of assets already offered for sale.

Corporate Reorganisation: Stolt Offshore will recognise Blueprint implementation costs of up to $25 million in 2003. These costs reflect, in part, the Company's plans to reduce the total workforce by 21% from its existing level of 7,000. Some 1,100 posts would be affected as a result of the disposal programme, and a further head count reduction of 400 is planned through restructuring Stolt Offshore's Regional Businesses. The estimated reduction in the Company's annual Sales, General and Administrative costs is 15% or $15 million.

Revenue Recognition: While it is currently in full compliance with US GAAP, the Company has decided to apply more conservative criteria to the probability of outcome in respect of the relevant standard on revenue recognition. The change means that Stolt Offshore will record a provision of between $25 million and $75 million in 2003 with regard to the revenue already recognised, but for which formal agreement has not yet been obtained from the client. The extent of the provision will depend on the outcome of ongoing client negotiations.

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Tom Ehret, Chief Executive Officer, Stolt Offshore, said:

"Stolt Offshore's trading losses for 2003 are primarily associated with legacy contracts now largely behind us. They represent lessons painfully learned about the importance of sound contractual discipline and margin protection; disciplines now fully incorporated into the Company's working practices. The scale of the overall loss reflects firm action to reposition the Company's asset base and balance sheet - namely write-downs against asset values, claims and variation orders. Stolt Offshore is now moving forward with a targeted commercial strategy."

Update
Asset Disposals: Negotiations with potential purchasers of the businesses and assets for sale indicate that Stolt Offshore is likely to reach its proceeds target of $100 million to $150 million. These proceeds will be recognised in 2004.

Financial Restructuring: Stolt Offshore continues to make progress in negotiations with its lenders and as reported on November 27, the Company has obtained an extension from November 26 until December 15 of the waiver of covenants to facilitate this process. Stolt Offshore has appointed a Chief Restructuring Officer from AlixPartners and retained ABG Sundal Collier to assist in the restructuring process. The objective is to achieve an appropriate longer term solution in Q1 2004.

Current Trading: The offshore contracting industry continues to experience subdued markets in Q4 2003 and visibility for 2004 remains near term. However, Stolt Offshore has maintained its competitive position with inclusion on every major bid list that it has sought to contest. The recently announced contract from the Ormen Lange license group is a significant vote of confidence in the Company.

Conference call information as follows:

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Conference Call Information                                Replay Facility details
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Lines will open 10 minutes prior to conference call        This facility is available from 5pm GMT (1200 EST) Friday
Date :    Friday, November 28, 2003                        November 28th, until 10pm GMT (5pm EST), December 5th, 2003.
Time :    2pm BST (9am EST)

Freephone Dial In Numbers:                                 Dialing from the UK  :        0800 953 1533
UK         :        0800 953 0938
USA        :        1 866 389 9773                         Dialing from the US  :        1 866 276 1167
Norway     :        800 165 33
France     :        0805 110 466                           International Dial In:        44 1452 55 00 00
Italy      :        800 783 256
Netherlands:        0800 023 4993                          Passcode             :        701149#

International Dial In      :    +44 1452 569113

Reservation No             :    701149
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Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
These statements may be identified by the use of words like "anticipate",
"believe", "estimate", "expect", "intend", "may", "plan", "project", "will",
"should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.